SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

StarCom Wireless Networks, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

           83085N
(CUSIP Number)

Stephen L. Rogers
19108 Avenue Bayonne
Lutz, Florida 33558
           (813) 949-4849
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                September 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 83085N

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

    Stephen L. Rogers

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 514,286
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 514,286
Person With	(10)Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       514,286 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)         6.1%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of StarCom Wireless Networks, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 7318 Point of Rocks Road, Sarasota, Florida  34242.

ITEM 2.       IDENTITY AND BACKGROUND

      (a)-(c)  Stephen L. Rogers, 19108 Avenue Bayonne, Lutz, FL 33559 is a Director of the Company.

      (d)-(f)  The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On September 10, 2003, Mr. Rogers received 300,000 shares of the Issuer's common stock as a restricted stock award for services rendered to the Company. The Company attributed a value of $30,000 to the services rendered.

ITEM 4.       PURPOSE OF TRANSACTION

       The shares were acquired by Mr. Rogers for investment. Mr. Rogers reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions. While Mr. Rogers serves a member of the board of directors of the Issuer, the shares have not been acquired for the specific purpose of influencing control of the Issuer.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

      (a)     Mr. Rogers would be deemed the beneficial owner of an aggregate of 514,286 shares of the Issuer's common stock. The 514,286 shares of common stock of which Mr. Rogers would be deemed the beneficial owner represent 6.1% of the total issued and outstanding shares of common stock of the Issuer.

       (b)     Mr. Rogers exercises the sole dispositive power with respect to all the shares identified in Item 5(a).

       (c)     Mr. Rogers has not sold or purchased any other shares of common stock of the Issuer during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

       None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2003 (Date)
/s/ Stephen L. Rogers (Signature)
Stephen L. Rogers, Director (Name/Title)